

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2017

Mark Busch
Chief Executive Officer
Cue Biopharma, Inc.
675 W. Kendall Street
Cambridge, MA 02142

      Re: Cue Biopharma, Inc
          Draft Registration Statement on Form S-1
          Submitted on September 21, 2017
          CIK No. 0001645460

Dear Mr. Busch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed September 21, 2017

Cover Page

1.   We note that you have structured your offering to include a minimum and maximum dollar amount of common stock that you plan to sell. Please note you are required to register the number of securities you plan to offer. Revise the cover page to quantify the number of securities constituting the minimum and maximum. Please also make corresponding changes throughout the prospectus as appropriate. For guidance, please refer to Regulation S-K Item 501(b)(2) and Securities Act Rules Compliance & Disclosure Interpretations Question 227.02.

2.   We note your disclosure on the prospectus cover page that you intend to apply to list your common stock on the Nasdaq Capital Market and that you expect the listing to occur upon consummation of the offering. However, we note your risk factor on page 35 that there is no assurance that your listing application will be approved. Please tell us whether you have applied for listing and whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving Nasdaq approval of your listing application, that, please clarify the listing of the common stock on the Nasdaq Capital Market is not a condition to the offering.

3.   You indicate on the cover page and on page 41 that you are a smaller reporting company. However, based on your security ownership table on page 96, your minimum offering price and the minimum offering amount, it appears your public float will be above the $75 million following the offering. Please tell us how you determined that you are a smaller reporting company. Refer to the definition of "smaller reporting company" in Rule 12b-2 of the Exchange Act.

4.   Please expand your disclosure in the last paragraph of the cover page to provide a brief statement regarding the role and responsibilities of the qualified independent underwriter. Expand your reference to MDB and "its associated persons," to to clarify that this includes officers and directors of the company. Additionally, tell us whether Schiff Hardin LLP represents MDB, Feltl or both. If Schiff Hardin represents both, please tell us how you have determined that this does not present a conflict of interest or impacted Feltl's ability to qualify as a qualified independent underwriter.

Our Approach for Next Generation Immunotherapies, page 2

5.   Please provide your basis for the table on page 4 depicting a comparison of Cue Biologics with other immunotherapy technologies and explain how you are able to conclude that your technologies are superior given the early stage of development.

CUE-101, page 5

6.   Please disclose the significance of "rIL-2" in the first row of the first chart on page 5.

7.   We refer to your statement on page 5 that you intend to move the lead candidate into the clinic by the end of 2018. If you are currently conducting additional preclinical studies or if additional preclinical studies will be required in order to submit an Investigational Drug Application, please provide a description of the studies being conducted and/or any planned preclinical studies.

8.   Given the early stage of development, your belief that CUE-101 offers significant advantages over current therapies and has the potential to provide a more effective and safer alternative in treating HPV-driven cancers seems premature. Please provide the basis for your belief or delete the statement from your registration statement.

Business Strategy, page 8

9.   Please revise your statement that you plan to leverage your platform's modular capabilities to "rapidly and efficiently" develop drug candidates to more clearly explain how the drug development process will differ using your platform and how rapidly you expect to be able to develop a drug. Your response should clarify the basis for the statement that you will be able to develop drugs rapidly. Additionally, explain how your development process differs from that of other immunotherapy drug development companies and why you believe these differences present a competitive advantage. Your responses should clarify the basis for your beliefs given the early stage of your development and that you have not yet conducted any clinical trials.

Risks Related to Our Business, page 9

10. Please revise the first bullet point of this section to include disclosure that your independent registered public accounting firm has raised substantial doubt about your ability to continue as a going concern, as discussed on page 17.

11. We refer to the eighth bullet point in this section regarding your intellectual property rights. Please expand this risk factor to disclose that your technology is not covered by any issued patents.

12. Please revise the tenth bullet point to specify, if accurate, that the net proceeds for the offering will only be sufficient to allow you to initiate a Phase I trial for your lead product candidate.

Status as an Emerging Growth Company, page 10

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Concentration of ownership among our existing executive officers, directors and significant stockholders..., page 39

14. Please expand this risk factor to disclose that MDB will be issued warrants to purchase shares of common stock in an amount up to 10% of the shares of common stock sold in the public offering and the increase in concentration of ownership that may result from the exercise of such warrants. In addition, please disclose that four of the seven members of the board of directors are also employees of MDB and how this may impact new investors' ability to influence significant corporate decisions.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable., page 40

15.   We refer to the last bullet of this risk factor. Please present risks related to the exclusive forum provision in your charter in a separately captioned risk factor, including a discussion that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Use of Proceeds, page 42

16.   Your statement that there is no assurance you will sell any shares or receive any proceeds is inconsistent with the stated minimum offering amount. Please remove the statement or revise it to clarify that the statement refers to a situation in which any offering proceeds would be returned to subscribers.

Business
Our License Agreement with Einstein, page 57

17.   Please expand your discussion of the license agreement with Einstein to disclose the following information:
   • the amounts paid to date;
   • aggregate potential milestone payments; and
   • the "number of years" in the royalty term.

Agreements with Catalent Pharma Solutions, LLC, page 75

18.   We refer to your disclosure regarding the March 2017 and July 2017 agreements with Catalent. Please file such agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 86

19.   Please provide executive compensation disclosure for Cameron Gray, who appears to have served as the principal executive officer prior to Daniel R. Passeri in the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Underwriting (Conflicts of Interest), page 102

20.   We note your disclosure on page 103 that you have "agreed to issue to the underwriters and designees a warrant to purchase shares" of your common stock. Please revise your disclosure here and elsewhere in the prospectus as appropriate to clarify, if true, that only MDB will be receiving warrants to purchase up to 10% of the shares of common stock sold in the offering.

21.   We note your statement that the underwriters are under no obligation to purchase shares

in the offering for their own account. Please revise the disclosure to clarify that they cannot purchase shares in order to guarantee that the minimum of the offering is met.

Lock-Up Agreements, page 104

22.   We note your disclosure on page 105 that MDB may consent to an early release from the lock-up periods if in its opinion the market would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other stockholder. Please disclose whether MDB needs the consent of any other party in order to obtain a release from the lock-up agreement.

Notes to Financial Statements
Note 2: Summary of Significant Accounting Policies
Patent Expenses, page F-9

23.   You disclose that you charge patent expenses to research and development expenses. Please revise your financial statements to charge these expenses to general and administrative expenses consistent with the guidance in ASC 730-10-55-2i. Otherwise tell us how these expenses meet the definition of either research or development in ASC 730-10-20.

        You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance